                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                        VISTA Information Solutions, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    928365204
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 17, 1999
             (Date of Event Which Requires Filing of this Statement)
             -------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

                               Page 1 of 14 Pages

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
CUSIP No. 928365204                     13G                   Page 2 of 14 Pages
--------------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           CCP Capital Inc.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

           Not applicable                                                (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts
--------------------------------------------------------------------------------
                                             5     SOLE VOTING POWER
    NUMBER OF
     SHARES                                          0 shares
  BENEFICIALLY                             -------------------------------------
    OWNED BY                                 6     SHARED VOTING POWER
      EACH
    REPORTING                                        1,431,596 shares
     PERSON                                -------------------------------------
      WITH                                   7     SOLE DISPOSITIVE POWER

                                                     0 shares
                                           -------------------------------------
                                             8     SHARED DISPOSITIVE POWER

                                                     1,431,596 shares
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,431,596 shares
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                               [ ]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

           CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

================================================================================
CUSIP No. 928365204                     13G                   Page 3 of 14 Pages
--------------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Century Capital Management, Inc.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

           Not applicable                                                (b) [ ]
-------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts
--------------------------------------------------------------------------------
                                             5     SOLE VOTING POWER
    NUMBER OF
     SHARES                                          0 shares
  BENEFICIALLY                             -------------------------------------
    OWNED BY                                 6     SHARED VOTING POWER
      EACH
    REPORTING                                        1,431,596 shares
     PERSON                                -------------------------------------
      WITH                                   7     SOLE DISPOSITIVE POWER

                                                     0 shares
                                           -------------------------------------
                                             8     SHARED DISPOSITIVE POWER

                                                     1,431,596 shares
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,431,596 shares
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

================================================================================
CUSIP No. 928365204                     13G                   Page 4 of 14 Pages
--------------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Allan W. Fulkerson
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

           Not applicable                                                (b) [ ]
-------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts
--------------------------------------------------------------------------------
                                             5     SOLE VOTING POWER
    NUMBER OF
     SHARES                                          0 shares
  BENEFICIALLY                             -------------------------------------
    OWNED BY                                 6     SHARED VOTING POWER
      EACH
    REPORTING                                        3,457,236 shares
     PERSON                                -------------------------------------
      WITH                                   7     SOLE DISPOSITIVE POWER

                                                     0 shares
                                           -------------------------------------
                                             8     SHARED DISPOSITIVE POWER

                                                     3,457,236 shares
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,457,236 shares
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

================================================================================
CUSIP No. 928365204                     13G                   Page 5 of 14 Pages
--------------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           CCP Capital II, LLC
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

           Not applicable                                                (b) [ ]
-------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts
--------------------------------------------------------------------------------
                                             5     SOLE VOTING POWER
    NUMBER OF
     SHARES                                          0 shares
  BENEFICIALLY                             -------------------------------------
    OWNED BY                                 6     SHARED VOTING POWER
      EACH
    REPORTING                                        2,025,640 shares
     PERSON                                -------------------------------------
      WITH                                   7     SOLE DISPOSITIVE POWER

                                                     0 shares
                                           -------------------------------------
                                             8     SHARED DISPOSITIVE POWER

                                                     2,025,640 shares
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,025,640 shares
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.1%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1(a).  NAME OF ISSUER:

            VISTA Information Solutions, Inc.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            5060 Shoreham Place #300
            San Diego, CA 02122

--------------------------------------------------------------------------------
ITEM 2(a).                             ITEM 2(b).                    ITEM 2(C).
--------------------------------------------------------------------------------
                            ADDRESS OF PRINCIPAL BUSINESS
NAME OF PERSON FILING:      OFFICES OR, IF NONE, RESIDENCE:         CITIZENSHIP:
--------------------------------------------------------------------------------
CCP Capital, Inc.                  One Liberty Square              Massachusetts
                                   Boston, MA 02109
Century Capital Management, Inc.   One Liberty Square              Massachusetts
                                   Boston, MA 02109
Allan W. Fulkerson                 c/o Century Capital             U.S.A.
                                   Management, Inc.
                                   One Liberty Square
                                   Boston, MA 02109
CCP Capital II, LLC                One Liberty Square              Massachusetts
                                   Boston, MA 02109

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            928365204

                               Page 6 of 14 Pages

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
            (c), CHECK WHETHER THE PERSON FILING IS A:  Not applicable.

       (a) [ ] TM Broker or dealer registered under Section 15 of the Exchange Act.

       (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

       (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

       (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

       (e)  [X] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E); *

       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

       (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

       (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                If this statement is filed pursuant to Rule 13d-1(c), check
                this box.               [ ]**

        * Century Capital Management, Inc. is filing this statement pursuant to Rule 13d-1(b) as an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

       ** CCP Capital, Inc., CCP Capital II, LLC and Allan Fulkerson are filing this statement pursuant to Rule 13d-1(c).

                               Page 7 of 14 Pages

Item 4.     Ownership.

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)  Amount beneficially owned:

           CCP Capital, Inc.                   1,431,596 (1)
           Century Capital Management, Inc.    1,431,596 (2)
           Allan W. Fulkerson                  3,457,236 (2)(4)
           CCP Capital II, LLC                 2,025,640 (3)

      (b)  Percent of class:

           CCP Capital, Inc.                        5.7%
           Century Capital Management, Inc.         5.7%
           Allan W. Fulkerson                      13.8%
           CCP Capital II, LLC                      8.1%

   The foregoing percentages were calculated using a share total of 25,055,417 shares outstanding on December 17, 1999, as reported by the issuer.

      (c)  Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote:

               CCP Capital, Inc.                     0
               Century Capital Management, Inc.      0
               Allan W. Fulkerson                    0
               CCP Capital II, LLC                   0

          (ii) Shared power to vote or to direct the vote:

               CCP Capital, Inc.                  1,431,596 (1)
               Century Capital Management, Inc.   1,431,596 (2)
               Allan W. Fulkerson                 3,457,236 (2)(4)
               CCP Capital II, LLC                2,025,640 (3)

         (iii) Sole power to dispose or to direct the disposition of:

               CCP Capital, Inc.                     0
               Century Capital Management, Inc.      0
               Allan W. Fulkerson                    0
               CCP Capital II, LLC                   0

          (iv) Shared power to dispose or to direct the disposition of:

               CCP Capital, Inc.                  1,431,596 (1)
               Century Capital Management, Inc.   1,431,596 (2)
               Allan W. Fulkerson                 3,457,236 (2)(4)
               CCP Capital II, LLC                2,025,640 (3)

               (1) Represents 1,338,619 shares of Common Stock of the Issuer plus the following number of shares of Common Stock of the Issuer which are issuable upon exercise of the following:

                   Stock Options                         12,500
                   Warrant                               80,477

                   CCP Capital, Inc. disclaims beneficial ownership as to these shares except to the extent of its actual pecuniary interest therein.

                               Page 8 of 14 Pages

               (2) Represents 1,338,619 shares of Common Stock of the Issuer plus the following number of shares of Common Stock of the Issuer which are issuable upon conversion or exercise of the following:

                   Stock Options                                12,500
                   Warrant                                      80,477

                   Century Capital Management, Inc. disclaims beneficial ownership as to these shares except to the extent of its actual pecuniary interest therein.

               (3) Represents the following number of shares of Common Stock of the Issuer which are issuable upon conversion of the following:

                   Series A Convertible Preferred Stock      1,025,640
                   Series A-1 Convertible Preferred Stock    1,000,000

                   CCP Capital II, LLC disclaims beneficial ownership as to these shares except to the extent of its actual pecuniary interest therein.

               (4) The shares described in Notes (1), (2), and (3) are subject to the voting and investment power of CCP Capital, Inc., CCP Capital II, LLC, and Century Capital Management, Inc., as the case may be, entities controlled by Mr. Fulkerson. Mr. Fulkerson disclaims beneficial ownership as to these shares except to the extent of his actual pecuniary interest therein.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

                               Page 9 of 14 Pages

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Century Capital Partners, L.P., and Century Capital Partners II, L.P., both passive investment funds managed for the benefit of their diverse limited partner investors, are the record holders of an aggregate of 1,431,596 and 2,025,640 of the shares, respectively, disclosed in Item 4(a) and therefore have the right to receive any dividends from, or proceeds from the sale of, their respective shares. CCP Capital, Inc., the general partner of Century Capital Partners, L.P., and CCP Capital II, LLC, the general partner of Century Capital Partners II, L.P., have the power to direct the receipt of dividends from, or proceeds from the sale of, the shares held by the respective partnership. Century Capital Management, Inc., the investment manager of Century Capital Partners, L.P., shares voting and investment power over the 1,431,596 shares held of record by Century Capital Partners, L.P. with CCP Capital, Inc.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

                               Page 10 of 14 Pages

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            CCP Capital, Inc., CCP Capital II, LLC and Allan W. Fulkerson:
            --------------------------------------------------------------

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            Century Capital Management, Inc.:
            ---------------------------------

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 11 of 14 Pages

                                    SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            December 29, 1999



                                             /s/ Allan W. Fulkerson
                                            ------------------------------
                                                 Allan W. Fulkerson

                                            CCP CAPITAL, INC.



                                         By: /s/ Richard F. Cook, Jr.
                                            ------------------------------
                                                 Richard F. Cook, Jr.
                                                 Vice President


                                         CENTURY CAPITAL MANAGEMENT, INC.


                                         By: /s/ Richard F. Cook, Jr.
                                            ------------------------------
                                                 Richard F. Cook, Jr.
                                                 Managing Director

                                        CCP CAPITAL II, LLC



                                         By: /s/ Richard F. Cook, Jr.
                                            ------------------------------
                                                 Richard F. Cook, Jr.
                                                 Managing Member

                               Page 12 of 14 Pages

                                  EXHIBIT INDEX

Exhibit        Description
-------        -----------

1              Agreement as to Joint Filing of Schedule 13G



                               Page 13 of 14 Pages